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EXHIBIT 6.8
                                Employment Particulars
                                         for
                                 Dr. Charles Cochran
                                       9-22-99

1)   $8,500.00 per month

2)   Full-time employment

3)   Health Insurance benefits of coverage for Dr. Cochran (no spousal coverage)

4) Dr. Cochran will participate and share in a quarterly bonus program from a pool based on company's performance. This bonus plan will be established by the Board of Directors as soon as feasible.

5) If Imagenetix, Inc. decides to sever the employment agreement with Dr. Cochran, Imagenetix, Inc. will provide Dr. Cochran a settlement of six (6) months salary.

6) The royalty agreement between Dr. Cochran and Imagenetnix, Inc. dated June 16, 1999, will be superseded with this agreement when Dr. Cochran becomes a full time employee of Imagenetix, Inc. If Imagenetix, Inc. decides to sever the employment agreement with Dr.

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     Cochran, the royalty agreement, dated June 16, 1999, will be reinstated and effective the date of severance.

7) Dr. Cochran will receive an additional 10M shares (over and above the 30M shares) plus the 5M shares of Imagenetix, Inc. restricted common stock.

8) After the public offering and funding has been received, Dr. Cochran will be furnished by Imagenetix, Inc. a company leased automobile.

/s/ William P. Spencer, President            /s/ Dr. Charles L. Cochran
Imagenetix, Inc.